Putnam High Income Securities Fund, as of February 29, 2008 semiannual shareholder report

77c

Shareholder meeting results (unaudited)

January 31, 2008 annual meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

      					Votes for 	Votes withheld
Jameson A. Baxter 			17,023,608 	486,169
Charles B. Curtis 			17,019,706 	490,071
Robert J. Darretta 			16,993,045 	516,732
Myra R. Drucker 			17,008,382 	501,395
Charles E. Haldeman, Jr. 		17,012,027 	497,750
John A. Hill 				17,016,454 	493,323
Paul L. Joskow 				17,011,501 	498,276
Elizabeth T. Kennan 			16,989,866 	519,911
Kenneth R. Leibler 			17,002,573 	507,204
Robert E. Patterson 			17,019,161 	490,616
George Putnam, III 			17,018,041 	491,736
W. Thomas Stephens	 		16,997,011 	512,766
Richard B. Worley 			17,002,647 	507,130

All tabulations are rounded to the nearest whole number.

Mr. Stephens retired from the Board of Trustees of the Putnam funds on March 14, 2008.